Exhibit a(5)

UNITED CONTINENTAL HOLDINGS ANNOUNCES

PUT OPTION NOTIFICATION FOR 4.50% SENIOR LIMITED-

SUBORDINATION CONVERTIBLE NOTES DUE 2021

CHICAGO, May 24, 2011 – United Continental Holdings, Inc. (NYSE: UAL) today announced that it is notifying holders of the $726,000,000 outstanding principal amount of its 4.50% Senior Limited-Subordination Convertible Notes due 2021 (the “Notes”) that they have an option, according to the terms of the Notes, to require the company to purchase, on June 30, 2011, all or a portion of such holders’ Notes (the “Put Option”) at a price equal to $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest to, but excluding, June 30, 2011. As June 30, 2011 is an interest payment date for the Notes, interest accrued up to the purchase date will be paid to record holders as of the regular record date immediately preceding this interest payment date, and therefore the company expects that there will be no accrued and unpaid interest due as part of the purchase price. Under the terms of the Notes, the company has the option to pay the purchase price for the Notes with cash, UAL common stock, or a combination of cash and UAL common stock. The company has elected to pay for the Notes solely with cash.

As required by rules of the Securities and Exchange Commission, the company will file a Tender Offer Statement on Schedule TO later today. In addition, the company’s notice to holders, which will be attached as an exhibit to the Schedule TO and will include the specifying terms, conditions and procedures for exercising the Put Option, will be available through The Depository Trust Company and the paying agent, which is The Bank of New York Mellon Trust Company, N.A. Neither the company, its board of directors, nor its employees has made or is making any representation or recommendation to any holder as to whether to exercise or refrain from exercising the Put Option.

Noteholders’ opportunity to exercise the Put Option will commence on June 1, 2011, and will terminate at 5:00 p.m. ET on June 29, 2011. Holders may withdraw any previously delivered purchase notice pursuant to the terms of the Put Option at any time prior to 5:00 p.m. ET on June 29, 2011.

The address of The Bank of New York Mellon Trust Company, N.A. is Corporate Trust Operations, 2 N. La Salle Street, Suite 1020, Chicago, IL 60602, Attention: Mr. Dan Donovan, Phone: (312) 827-8547, Fax: (312) 827-8542.

UNITED CONTINENTAL HOLDINGS ANNOUNCES PUT OPTION NOTIFICATION / PAGE 2

This press release is for informational purposes only and is not an offer to purchase, or the solicitation of an offer to purchase, the Notes.

About United Continental Holdings, Inc.

United Continental Holdings, Inc. (NYSE: UAL) is the holding company for both United Airlines and Continental Airlines. Together with United Express, Continental Express and Continental Connection, these airlines operate an average of 5,820 flights a day to 373 airports on six continents from their hubs in Chicago, Cleveland, Denver, Guam, Houston, Los Angeles, New York/Newark Liberty, San Francisco, Tokyo and Washington, D.C. United and Continental are members of Star Alliance, which offers 21,000 daily flights to 1,160 airports in 181 countries. United and Continental’s more than 80,000 employees reside in every U.S. state and in many countries around the world. For more information about United Continental Holdings, Inc., go to UnitedContinentalHoldings.com. For more information about the airlines, see united.com and continental.com or follow on Twitter and Facebook.

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